SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31645; File No. 812-14363]

KCAP Financial, Inc.; Notice of Application

May 21, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 23(c)(3) of the Investment Company Act of 1940 (the "Act") for an exemption from section 23(c) of the Act.

Summary of the Application: KCAP Financial, Inc. ("Company") requests an order to amend a prior order[1] that permits the Company to issue Restricted Stock[2] to the Company's Employees[3] under the terms of its Amended and Restated 2006 Equity Incentive Plan, as further amended and restate effective June 20, 2014 (the "Incentive Plan"). The Company seeks to amend the Prior Order to permit it to engage in certain transactions in connection with the Incentive Plan that may constitute purchases by the Company of its own securities within the meaning of section 23(c) of the Act.

Filing Dates: The application was filed on September 22, 2014, and amended on January 28, 2015, May 15, 2015, and May 21, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 15, 2015, and

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[1]   Investment Company Act Release Nos. 28168 (Feb. 25, 2008) (notice) and 28199 (Mar. 24, 2008) (order) (the "Prior Order").

[2]   As defined in the Prior Order.

[3]   As defined in the Prior Order.

should be accompanied by proof of service on applicant, in the form of an affidavit, or for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicant: c/o Dayl W. Pearson, President and Chief Executive Officer, KCAP

Financial, Inc., 295 Madison Avenue, 6th Floor, New York, NY 10017.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or

David P. Bartels, Branch Chief, at (202) 551-6821, (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for the applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicant's Representations:

1.	The Company is an internally managed, non-diversified, closed-end investment

company that has elected to be regulated as a business development company ("BDC") under the

Act. The Incentive Plan authorizes the Company, among other things, to grant to its Employees

in accordance with the terms and conditions of the Prior Order (i) Restricted Stock and (ii)

options to acquire shares of the Company's common stock, par value $0.01 per share ("Common

Stock") in accordance with section 61(a)(3)(B) of the Act. The Company seeks to amend the

Prior Order to permit it to withhold shares of the Company's Common Stock or purchase shares of Common Stock from the Participants[4] to satisfy tax withholding obligations related to the

vesting of Restricted Stock or the exercise of options to purchase shares of Common Stock

granted pursuant to the Incentive Plan. In addition, the Company seeks to permit Participants to

pay the exercise price of options to purchase shares of Common Stock granted pursuant to the

Incentive Plan with shares of Common Stock already held by them or pursuant to a net share

settlement feature.[5] The Company will continue to comply with all of the terms and conditions

of the Prior Order.

     2.   On the date that any Restricted Stock vests, such vested shares of the Restricted

Stock are released to the Participant and are available for sale or transfer.[6] The Company states

that value of the vested shares is deemed to be wage compensation for the Employee. As

discussed more fully in the application, upon the exercise of certain options the amount by which

the Fair Market Value of the shares of the Company's Common Stock, determined as of the date

of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the

option in the year of exercise. The Company states that any compensation income recognized by

an employee generally is subject to federal withholding for income and employment tax

purposes. The Incentive Plan provides that the delivery of any shares, or the lifting or lapse of

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[4]   As defined in the Prior Order.

[5]   Net share settlement allows the Company to deliver only gain shares (i.e., shares of its Common Stock with a Fair Market Value (as defined below) equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of Common Stock on the open market or borrow cash from third parties in order to exercise his or her options. The Company states that the Board has determined to use the closing sales price of the Common Stock on the NASDAQ Global Select Market (or any other such exchange on which the Common Stock may be traded in the future) on the date of the applicable transaction or other event as the fair market value ("Fair Market Value") with respect to the Common Stock for all purposes under the Incentive Plan.

[6]   During the restriction period (i.e., prior to the lapse of the forfeiture restrictions), the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by a Participant.

restrictions on any Award, shall be subject to the Participant's satisfaction of all applicable

federal, state and local income and employment tax withholding obligations.

3.   The Incentive Plan, as amended and restated effective June 20, 2014, was

approved by the Company's board of directors ("Board"), including the required majority of the

Company's directors with the meaning of section 57(o) of the Act. The Company states that the

Board is permitted to allow the Company to withhold shares of Common Stock or purchase

shares of Common stock from the Company's Employees to satisfy tax withholding obligations

related to the vesting of Restricted Stock, or the exercise of options to acquire Common Stock or

Restricted Stock granted pursuant to the Incentive Plan. The Company states that the Incentive

Plan further provides the Board with discretion to permit the Company's Employees to pay the

exercise price of options to purchase shares of Common Stock or Restricted Stock with shares of

Common Stock already held by them or pursuant to net share settlement.

Applicant's Legal Analysis:

1.   Section 23(c) of the Act, which is made applicable to BDCs by section 63 of the

Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in

the open market, pursuant to tender offers or under other circumstances as the Commission may

permit to ensure that the purchase is made on a basis that does not unfairly discriminate against

any holders of the class or classes of securities to be purchased. The Company states that the

withholding or purchase of shares of Restricted Stock and Common Stock in payment of

applicable withholding tax obligations or of Common Stock in payment for the exercise price of

a stock option might be deemed to be purchases by the Company of its own securities within the

meaning of section 23(c) and therefore prohibited by the Act.

2.   Section 23(c)(3) provides that the Commission may issue an order that would permit a BDC to purchase its shares in circumstances in which the purchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. The Company states that it believes that the requested relief meets the standards of section 23(c)(3).

3.   The Company states that these purchases will be made on a basis which does not unfairly discriminate against the stockholders of the Company because all purchases of Common Stock will be at the closing sales price of the Common Stock on the NASDAQ Global Select Market on the relevant date (i.e., the public market price on the date of vesting of the Restricted Shares, the date of exercise of Non-Statutory Stock Options, and the date of a disqualifying disposition with respect to Incentive Stock Options). The Company further states that no transactions will be conducted pursuant to the requested order on days where there are no reported market transactions involving the Common Stock. The Company submits that because all transactions would take place at the public market price for the Company's common stock, the transactions would not be significantly different than could be achieved by any stockholder selling in a market transaction.

4.   The Company submits that the proposed purchases do not raise concerns about preferential treatment of the Company's insiders because the Incentive Plan is a bona fide compensation plan of the type that is common among corporations generally. Further, the Company argues that the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the options. The Company represents that that all purchases may be made only as permitted by the Incentive Plan and in the discretion of the Board, which is composed of at least a majority of

"non-interested" persons within the meaning of section 2(a)(19) of the Act. The Company

argues that granting the requested relief would be consistent with policies underlying the

provisions of the Act permitting the use of equity compensation as well as prior exemptive relief

granted by the Commission for relief under section 23(c) of the Act.

 For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

     Brent J. Fields
     Secretary